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                                NOMOS Corporation
                             2591 Wexford Bayne Road
                               Sewickley, PA 15143

                                  July 18, 2002


VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 10549

         RE:  NOMOS CORPORATION
              REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-87158)

Ladies and Gentlemen:

         NOMOS Corporation, a Delaware corporation (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-1 (File No. 333-87158), together with all amendments and exhibits thereto. The Company requests withdrawal of the Registration Statement because, due to market conditions, it does not intend at this time to continue to conduct the offering of shares of Common Stock contemplated in the Registration Statement. No shares of the Company's common stock have been or will be issued or sold under the Registration Statement.

         The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form S-1 in the following manner: "Withdrawal upon request of the Registrant, the Commission consenting thereto."

         If you have any questions or comments or require further information or documentation, please do not hesitate to call Mark I. Baseman of Cohen & Grigsby at 412-297-4956 or Daniel L. Wessels of Cohen & Grigsby, P.C. at 412-297-4985.

                                          Sincerely,


                                          /s/ John W. Manzetti
                                          -------------------------------------
                                          John W. Manzetti
                                          President and Chief Executive Officer